GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW
                           PRINCETON FORRESTAL VILLAGE
                              155 VILLAGE BOULEVARD
                                    SUITE 201
                           PRINCETON, NEW JERSEY 08540
                                    ---------

                              TEL : (609) 452-6000
THOMAS P. GALLAGHER           FAX: (609) 452-0090            NEW YORK OFFICE:
KEVIN M. BRIODY+                                             300 PARK AVENUE
JOHN K. BUTLERO                                                 17TH FLOOR
BARBARA J. COMLY*+                                          NEW YORK, NY 10022
MARTIN J. CONROY                                            TEL: 212-938-0831
DEBORAH L. CARROLL?                                         FAX: 212-938-0917
JONATHAN M. GRISCHUK*
HERBERT P. MOORE, JR.*                                    *  ALSO ADMITTED IN NY
                                                          +  ALSO ADMITTED IN PA
                                                          O  ALSO ADMITTED IN DC
                                                         []  ADMITTED IN NY, DC
                                                                AND CT ONLY


                                  June 7, 2006

Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549

            RE:      GULF COAST OIL & GAS, INC.
                     REGISTRATION STATEMENT ON FORM SB-2
                     FILED APRIL 7, 2006
                     FILE NO. 333-133104

                     FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED MARCH 31, 2006
                     FILE NO. 0-32747

Dear Ms. Moncada-Terry:

          On behalf of Gulf Coast Oil & Gas, Inc. ("Gulf Coast" or the "Company"), on the date hereof we filed via Edgar Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "SB-2 Amendment") and Form 10KSB/A for the fiscal year ended December 31, 2005 (the "10KSB Amendment").

         In order to facilitate your review of the Amendment, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in the letter dated May 4, 2006 from Tangela Richter, Branch Chief (the "Comment Letter"). The numbered comments and responses below correspond with the numbered paragraphs in the Comment Letter.

GENERAL

COMMENT #1:

      Ensure that any changes you make in response to comments proposed on your 2005 Form 10-KSB filing are similarly reflected in your Form SB-2 filing, as necessary.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 2 of 8


RESPONSE TO COMMENT #1:

      Gulf Coast understands that the comments set forth in your letter shall apply to both the Company's SB-2 and Exchange Act reports where applicable.

COMMENT #2:

      We understand that you will soon be updating the financial statements in your registration statement, as required under Item 310(g) of Regulation S-B.

RESPONSE TO COMMENT #2:

      The Registration Statement has been updated to include the Company's financial statements for the period ending March 31, 2006.

 COMMENT #3:

      Please reconcile the amount to be registered, as noted on the cover page and page 1, with the number of shares to be sold identified on page 15.

RESPONSE TO COMMENT #3

      We have added 37 shares to the aggregate total in the table on page 15 in order to match the number registered as set forth on the cover page and page one.

PROSPECTUS, PAGE 1

COMMENT #4:

      We note your disclosure under this heading indicating that your common stock trading symbol is "GCOG.OB," while on page 4 you indicate that your trading symbol is "GCOG.BB," and on page 19 you indicate your trading symbol is "GCOG." We also noted that "GCOG" was the trading symbol you disclosed in your 2005 Form I0-KSB filed March 31, 2006. Please correct all references to your trading symbol.

RESPONSE TO COMMENT #4:

      We have corrected each document to reflect that the Company's trading symbol is "GCOG.OB".

Carmen Moncada-Terry, SEC
June 7, 2006
Page 3 of 8

RISK FACTORS, PAGE 6

COMMENT #5:

      We note that the Security Agreement restricts you from incurring additional debt. In this regard, we note Sections 7.1 and 7.7. Please discuss the risks associated with such restriction.

RESPONSE TO COMMENT #5:

      We have expanded the risk factors to include a risk factor specifically addressing the risks associated with the debt restrictions.

FUTURE SALES BY OUR SHAREHOLDERS MAY ADVERSELY AFFECT OUR STOCK...PAGE 12

COMMENT #6:

      Please expand to discuss the dilutive effect of increasing the number of authorized shares of common to "no less than 100,000,000," as required by the Securities Purchase Agreement.

RESPONSE TO COMMENT #6:

      We have expanded the risk factor to include a discussion of the dilutive effect of increasing the number of authorized shares to 1,000,000,000, which has now been accomplished.

SELLING STOCKHOLDERS, PAGE 15

COMMENT #7:

      Expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

RESPONSE TO COMMENT #7:

      We have expanded the table to reflect this.

COMMENT #8:

      Identify those selling stockholders who are broker-dealers or affiliates of broker-dealers.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 4 of 8

RESPONSE TO COMMENT #8:

      We have been advised that none of the selling shareholder are broker-dealers or affiliates of broker-dealers.

EXPERTS, PAGE 29

COMMENT #9:

      It appears that you should expand your disclosure associating your financial statements covering 2005 and the cumulative period since inception with your auditors, to also mention the financial statements covering your balance sheet as of December 31, 2004, and the year then ended.

RESPONSE TO COMMENT #9:

      We have made the requested revision.

AVAILABLE INFORMATION, PAGE 29

COMMENT #10:

      Revise the SEC address to reflect 100 F Street, N.E., Washington, DC,
20549.

RESPONSE TO COMMENT #10:

      We have made the requested revision.

FORM 10KSB FILED MARCH 31, 2006

GENERAL

COMMENT #11:

      Please verify that your phone number indicated on the cover of your filing is correct, as it does not appear to correspond to the location of your principal executive offices, and does not agree with your phone number indicated on your Form SB-2 filed on April 7, 2006.

RESPONSE TO COMMENT #11:

      We have amended both documents to reflect the correct phone number, which is the one listed on the Form SB-2.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 5 of 8


DESCRIPTION OF BUSINESS, PAGE 1

BUSINESS PLAN, PAGE 2

COMMENT #12:

      Expand your disclosure to identify who you mean by the "First Purchaser," which you refer to in regards to your description of the change in oil prices since 2000. Please file the agreement governing the increase in price that you mention.

RESPONSE TO COMMENT #12:

      The purpose of this paragraph was to illustrate the general increase in crude oil prices. We have eliminated the reference to the term first purchaser and have identified the source of the information presented. There is no agreement to file; the price increase reflected in the text is a general price increase based on market forces, and does not represent amounts that any person is obligated to pay the Company for oil.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 5

NET LOSS TO COMMON SHAREHOLDERS, PAGE 6

COMMENT #13:

      It appears you may need to revise your reference to the amount of net loss for the year ended December 31, 2004 in the third paragraph on page 6 to agree with the loss of $5,781,342 reported in your statement of operations on page F-3.

RESPONSE TO COMMENT #13:

      We have corrected this typographical error.

STATEMENT OF OPERATIONS, PAGE F-3

COMMENT #14:

         Revise your disclosure to present both basic and diluted earnings per share on the face of your statement of operations to comply with the guidance in paragraph 36 of SFAS 128.

RESPONSE TO COMMENT #14:

         We have revised the disclosure accordingly.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 6 of 8


COMMENT #15:

         The total amounts of additional contributed capital of $5,906,389 and total stockholders' equity of $12,238, as of December 31, 2005, presented in this statement do not agree with the corresponding amounts presented in your balance sheet on page F-2.

RESPONSE TO COMMENT #15:

      The financial statements have been revised so that the amounts in the statements agree with the corresponding amounts in the balance sheet.

COMMENT #16:

     Please provide us with a reconciliation of your determination of the $41,690 decrease in accrued expenses in 2005, which change appears to amount to $69,951 according to the amounts presented on your balance sheet on page F-2.

RESPONSE TO COMMENT #16:

The reconciliation is as follows:

                               2005             2004          DIFFERENCE

Due to shareholder           23,136                0           23,136

Accrued expenses             35,631          105,582          -69,951

Net difference                                                -46,815

Settled with stock per Statement of shareholders' equity:  5,000
Unknown:  125

Per statement of cash flows:  -41,690

To eliminate the $125 unknown, we have revised the applicable Statement of Cash Flows as presented in the Form 10KSB/A and the SB-2 Amendment.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

HISTORY, PAGE F-6

 Carmen Moncada-Terry, SEC
June 7, 2006
Page 6 of 8


COMMENT #17:

      You disclose that a prior period debt was settled through the issuance of 696,360 common shares on April 15, 2005. Please disclose the amount of prior debt that was settled, who it was owed to, and the entries you recorded to reflect the write off of such debt in 2004, and its corresponding settlement in 2005. Please elaborate on your statement that "Restatement would not have changed the earnings per share amount as reported for the year ended December 31, 2004," sufficiently to understand all the aspects of your decision not to restate. On a related point, disclose the circumstances necessitating the adjustment labeled "correction of beginning outstanding shares" on page F-4 and the reason you found it unnecessary to correct shares reported in the earlier period shown.

RESPONSE TO COMMENT #17:

         We have revised the footnotes to reflect that during 2005, the Company settled a debt owed to a former officer of the Company in the amount of $232,120 for shares of the Company. The initial settlement was one share for each dollar owed. Prior to the actual delivery of the shares, the Company had a three to one stock split so that the actual number of shares delivered was 696,360 which was reflected in the Statement of Shareholders' Equity. Since the correct number of shares was used in the weighted number of shares outstanding, no restatement is necessary.

COMMENT #18:

      All share activity should be adjusted to an equivalent number of shares, reflecting both forward and reverse stock splits, as applicable.

RESPONSE TO COMMENT #18:

      We have made the appropriate adjustments.

FOREIGN CURRENCY TRANSLATION, PAGE F-8

COMMENT # 19:

      Considering that your offices are located in the United States, and the oil and gas projects you have undertaken and intend to undertake are located in the continental United States, please explain how you determined that your functional currency is the Canadian dollar.

RESPONSE TO COMMENT #19:

      The footnotes have been revised to reflect the fact that the Company previously used the Canadian dollar but now uses the United States dollar as its functional currency.

Carmen Moncada-Terry, SEC
June 7, 2006
Page 8 of 8


NOTE 5 - RELATED PARTIES, PAGE F-9

COMMENT #20:

      Tell us how you calculated the $67,693 gain on settlement of the related party debt, considering that the amount you disclose as being outstanding at the end of 2004 was $71,113, and you settled the debt for $20,000. Additionally, tell us where the outstanding amount was classified in your 2004 balance sheet, as it appears there were no related party amounts owed as of December 31, 2004, per your balance sheet on page F-2.

RESPONSE TO COMMENT #20:

The amount owed to the related party included both the related party debt and compensation and expenses owed to the related party. The gain was calculated after taking into account all of these amounts, not just the $71,113.

The outstanding related party debt was classified under "accrued expenses" on the December 31, 2004 balance sheet.


         If you have any questions or require any supplemental information after reviewing our responses to the Form SB-2 Amendment and the 10KSB/A as filed by the Company, please do not hesitate to contact the undersigned at 609-452-6000.

                                               Very truly yours,

                                               /S/ THOMAS P. GALLAGHER
                                               -----------------------
                                               Thomas P. Gallagher